

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2018

Matthew Dallas
Chief Financial Officer
AVEO Pharmaceuticals, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

> **Re: AVEO Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 16, 2018**
> **File No. 333-226190**

Dear Mr. Dallas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Cynthia T. Mazareas